Exhibit 99.1

ANNUAL INFORMATION FORM

The Toronto-Dominion Bank

Toronto-Dominion Centre

Toronto, Ontario, Canada

M5K 1A2

December 4, 2013

Documents Incorporated by Reference

Portions of this Annual Information Form (“AIF”) are disclosed in the Bank’s annual consolidated financial statements (“Annual Financial Statements”) and management’s discussion and analysis for the year ended October 31, 2013 (the “2013 MD&A”) and are incorporated by reference into this AIF.

	Page	Page / Incorporated
	Reference	by Reference From
	Annual	Annual
	Information	Financial	2013
	Form	Statements	MD&A
CORPORATE STRUCTURE
Name, Address and Incorporation	4
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	4		3-34

DESCRIPTION OF THE BUSINESS
Review of Business, including Foreign Operations		4-8	18-34
Investment in TD Ameritrade		51, 52, 79	26, 65, 103
Competition			69
Intangible Properties		54,55
Average Number of Employees	5
Lending			40-53, 75-83
Social and Environmental Policies			102, 103
Risk Factors	5		67-103

DIVIDENDS
Dividends per Share for the Bank	6
Dividends for TD Ameritrade	7
Dividend Policy and Restrictions for The Toronto-Dominion Bank		59-63	58

CAPITAL STRUCTURE
Common Shares	7	60
Preferred Shares	7	59, 60-63
Constraints	8
Ratings	9

MARKET FOR SECURITIES OF THE BANK
Market Listings	12
Trading Price and Volume	12
Prior Sales	14

DIRECTORS AND OFFICERS
Directors and Board Committees of the Bank	15
Audit Committee	18
Executive Officers of the Bank	20
Shareholdings of Directors and Executive Officers	21
Additional Disclosure for Directors and Executive Officers	21
Pre-Approval Policies and Shareholders’ Auditor Service Fees	22

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings	23
Regulatory Actions	23

INTEREST OF MANAGEMENT AND OTHERS IN
MATERIAL TRANSACTIONS	23

TRANSFER AGENTS AND REGISTRARS
Transfer Agent	24
Co-transfer Agent and Registrar	24

INTERESTS OF EXPERTS	24

ADDITIONAL INFORMATION	24

Unless otherwise specified, this AIF presents information as at October 31, 2013.

Caution regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Bank’s 2013 MD&A under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2014” and in other statements regarding the Bank’s objectives and priorities for 2014 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the impact of recent legislative and regulatory developments; the overall difficult litigation environment, including in the United States; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2013 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2014”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Toronto-Dominion Bank (the “Bank” or “TD”) and its subsidiaries are collectively known as “TD Bank Group”. The Bank, a Schedule 1 chartered bank subject to the provisions of the Bank Act of Canada (the “Bank Act”), was formed on February 1, 1955 through the amalgamation of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank’s head office is located at Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario, M5K 1A2.

Intercorporate Relationships

Information about the intercorporate relationships among the Bank and its principal subsidiaries is provided in Appendix “A” to this AIF.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

As at October 31, 2013, TD was the second largest Canadian bank in terms of market capitalization. TD Bank Group is the sixth largest bank in North America by branches and serves over 22 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had $862.5 billion in assets on October 31, 2013. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For additional information on TD’s businesses, see the descriptions provided below and on pages 18–34 of the 2013 MD&A.

Developments in the Canadian Business

On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million.

On August 5, 2013, the Bank completed the acquisition of substantially all of the consumer private label credit card portfolio of HSBC Retail Services Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc.

On August 12, 2013, the Bank and Aimia Inc. (“Aimia”) announced that the Bank will become the primary credit card issuer for Aeroplan, a loyalty program owned by Aimia, starting on January 1, 2014. On September 16, 2013, the Bank, Aimia and Canadian Imperial Bank of Commerce (“CIBC”) jointly announced agreements under which the Bank will also acquire approximately 50% of CIBC’s existing Aeroplan credit card portfolio, which will primarily include accounts held by customers who do not have an existing retail banking relationship with CIBC. The acquisition is subject to customary closing conditions and is expected to close in the first quarter of fiscal 2014.

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada.

Development of TD Bank, America’s Most Convenient Bank®

TD Bank, N.A., operating under the brand name TD Bank, America's Most Convenient Bank® is one of the 10 largest banks in the U.S. and provides customers with a full range of financial products and services at more than 1,300 convenient locations located along the east coast from Maine to Florida. TD Bank, N.A. is a wholly-owned subsidiary of the Bank.

On April 1, 2011, the Bank announced the closing of its acquisition of Chrysler Financial. Under the terms of the agreement, TD Bank, N.A. acquired Chrysler Financial in the U.S. and the Bank acquired Chrysler Financial in Canada. The results of Chrysler Financial in the U.S. are reported in the Bank’s U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are reported in the Bank’s Canadian Personal and Commercial Banking segment. On June 10, 2011, the Bank announced it was combining its existing auto lending business with Chrysler Financial under a new North American auto lending brand, TD Auto Finance.

On March 13, 2013, the Bank, through its subsidiary TD Bank USA, N.A., acquired substantially all of Target Corporation’s (“Target”) existing U.S. Visa and private label credit card portfolios, with a gross outstanding balance of US$5.8 billion. TD Bank USA, N.A. also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target's U.S. customers.

On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation, including its wholly-owned subsidiary Epoch Investment Partners, Inc. (“Epoch”), a New York-based asset management firm. Epoch was acquired for cash consideration of US$674 million, and Epoch Holding Corporation shareholders received US$28 in cash per share.

Investment in TD Ameritrade

The Bank has an investment in TD Ameritrade Holding Corporation (“TD Ameritrade”). TD Ameritrade is a leading provider of securities brokerage services and technology-based financial services to retail investors, traders and independent registered investment advisors. TD Ameritrade provides its services predominantly through the Internet, a national branch network and relationships with independent registered investment advisors. TD Ameritrade is a U.S. publicly-traded company and its common shares are listed on the NYSE. As of October 31, 2013, the Bank owned approximately 42.22% of the outstanding voting securities of TD Ameritrade. Additional information concerning TD Ameritrade may be found on the U.S. Securities and Exchange Commission’s EDGAR system (“EDGAR”) at www.sec.gov.

The Bank’s investment in TD Ameritrade is subject to a Stockholders Agreement that contains provisions relating to governance, board composition, stock ownership, transfers of shares, voting and other matters. Pursuant to the terms of the Stockholders Agreement, the Bank will not exercise the voting rights in respect of any shares held by it in excess of 45% of the outstanding shares of common stock of TD Ameritrade.

DESCRIPTION OF THE BUSINESS

Descriptions of TD’s significant business segments and related information are provided on pages 3 and 18-34 of the 2013 MD&A.

Average Number of Employees

TD had an average number of 78,748 full-time equivalent employees for fiscal 2013.

Risk Factors

The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks, which are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact. Top and emerging risks include: general business and economic conditions in the regions in which the Bank operates; the proliferation, sophistication and constant evolution of technology and information security risks for large financial institutions such as the Bank; the sophistication, complexity and evolution of the various types of fraud to which the Bank is routinely exposed; the Bank’s reliance on third party service providers as well as its own information technology systems to successfully deliver its products and services; the introduction of new, and changes to current, laws and regulations as well as the fiscal, economic and monetary policies of various regulatory agencies in Canada, the U.S. and other countries internationally, and changes in their interpretation or implementation; and the Bank or its subsidiaries from time to time being named as defendants or otherwise involved in class actions and other litigations or disputes with third parties, including regulatory enforcement proceedings, related to the Bank’s businesses and operations, and which may last several years and may be highly complex. Other risk factors that may affect future results include: the adequacy of the Bank’s risk management framework; the Bank’s ability to successfully complete and integrate acquisitions and execute strategic plans; the Bank’s ability to attract, develop and retain key executives; changes to the Bank’s credit ratings and ratings outlooks from rating agencies; currency and interest rate movements in Canada, the U.S. and other jurisdictions in which the Bank does business; accounting policies and methods used by the Bank and the affect those policies and methods have when the Bank reports its financial condition and results of operations; and the Bank’s ability to operate in a highly competitive industry.

Further explanation of the types of risks cited above and the ways in which the Bank manages them can be found under the heading “Risk Factors and Management”, on pages 67 to 103, of the 2013 MD&A, which is incorporated by reference. The Bank cautions that the preceding discussion of risks is not exhaustive. When considering whether to purchase securities of the Bank, investors and others should carefully consider these factors as well as other uncertainties, potential events and industry and Bank-specific factors that may adversely impact the Bank’s future results.

DIVIDENDS

Dividends per Share for the Bank
(October 31st year-end)

Type of Share	2013	2012	2011
Common Shares	$3.24	$2.89	$2.61

Preferred Shares
Series M1	–	–	$1.18
Series N2	–	–	$1.15
Series O	$1.21	$1.21	$1.21
Series P	$1.31	$1.31	$1.31
Series Q	$1.40	$1.40	$1.40
Series R	$1.40	$1.40	$1.40
Series S3	$1.15	$1.25	$1.25
Series T3	$0.16[4]	–	–
Series Y5	$1.28	$1.28	$1.28
Series AA	$1.25	$1.25	$1.25
Series AC	$1.40	$1.40	$1.40
Series AE	$1.56	$1.56	$1.56
Series AG	$1.56	$1.56	$1.56
Series AI	$1.56	$1.56	$1.56
Series AK	$1.56	$1.56	$1.56

1	On October 31, 2011, the Bank redeemed all of its 14 million outstanding Class A First Preferred Shares, Series M.
2	On October 31, 2011, the Bank redeemed all of its 8 million outstanding Class A First Preferred Shares, Series N.
3	On July 31, 2013, the Bank converted 4.6 million of its 10 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series S, on a one-for-one basis, into Non-Cumulative Floating Rate Preferred Shares, Series T of the Bank.
4	This represents the amount of cash dividends paid per share from July 31, 2013 to October 31, 2013.
5	On October 31, 2013, the Bank converted 4.5 million of its 10 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series Y, on a one-for-one basis, into Non-Cumulative Floating Rate Preferred Shares, Series Z of the Bank.

Dividends for TD Ameritrade
(September 30th year-end)

TD Ameritrade declared a US$0.09 per share quarterly cash dividend on its common stock during each quarter of its 2013 fiscal year. TD Ameritrade also declared and paid a US$0.50 per share special cash dividend on its common stock during the first quarter of its 2013 fiscal year. On October 29, 2013, TD Ameritrade declared a US$0.12 per share quarterly cash dividend on its common stock for the first quarter of its 2014 fiscal year, payable on November 19, 2013 to all holders of record of TD Ameritrade common stock as of November 7, 2013, and a US$0.50 per share special cash dividend on its common stock, payable on December 17, 2013 to all holders of record of TD Ameritrade common stock as of December 3, 2013. The payment of any future dividends will be at the discretion of TD Ameritrade’s board of directors and will depend upon a number of factors that the board of directors deems relevant, including future earnings, the success of TD Ameritrade’s business activities, capital requirements, the general financial condition and future prospects of its business, and general business conditions.

CAPITAL STRUCTURE

The following summary of the Bank’s share capital is qualified in its entirety by the Bank’s by-laws and the actual terms and conditions of such shares.

Common Shares

The authorized common share capital of the Bank consists of an unlimited number of common shares without nominal or par value. Subject to the restrictions set out under “Constraints” below, holders of common shares are entitled to vote at all meetings of the shareholders of the Bank, except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of the Bank, subject to the preference of the holders of the preferred shares of the Bank. After payment to the holders of the preferred shares of the Bank of the amount or amounts to which they may be entitled, and after payment of all outstanding debts, the holders of common shares shall be entitled to receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof.

Preferred Shares

The Class A First Preferred Shares (the “Preferred Shares”) of the Bank may be issued from time to time, in one or more series, with such rights, privileges, restrictions and conditions as the Board of Directors of the Bank may determine.

The Preferred Shares rank prior to the common shares and to any other shares of the Bank ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Bank. Each series of Preferred Shares ranks on a parity with every other series of Preferred Shares.

Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Preferred Shares, create any class of shares ranking prior to or on a parity with the Preferred Shares.

Approval of amendments to the provisions of the Preferred Shares as a class may be given in writing by the holders of all the outstanding Preferred Shares or by a resolution carried by an affirmative vote of at least two-thirds of the votes cast at a meeting at which the holders of a majority of the then outstanding Preferred Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the shareholders then present or represented by proxy may transact the business for which the meeting was originally called.

In the event of the liquidation, dissolution or winding-up of the Bank, before any amounts shall be paid to or any assets distributed among the holders of the common shares or shares of any other class of the Bank ranking junior to the Preferred Shares, the holder of a Preferred Share of a series shall be entitled to receive, to the extent provided for with respect to such Preferred Shares by the conditions attaching to such series: (i) an amount equal to the amount paid up thereon; (ii) such premium, if any, as has been provided for with respect to the Preferred Shares of such series; and (iii) all unpaid cumulative dividends, if any, on such Preferred Shares and, in the case of non-cumulative Preferred Shares, all declared and unpaid non-cumulative dividends. After payment to the holders of the Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Bank.

There are no voting rights attaching to the Preferred Shares except to the extent provided in any series or by the Bank Act.

The Bank may not, without the prior approval of the holders of the Preferred Shares, create or issue (i) any shares ranking in priority to or on a parity with the Preferred Shares; or (ii) any additional series of Preferred Shares, unless at the date of such creation or issuance all cumulative dividends and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of Preferred Shares then issued and outstanding.

In December 2012, the Office of the Superintendent of Financial Institutions Canada released its revised Capital Adequacy Requirements Guideline (the “CAR Guideline”), which became effective in January 2013. The CAR Guideline implemented the revised capital standards of Basel III, including the requirement that all non-common capital instruments issued after the effective date contain provisions which require the instruments to convert into common shares if the Bank becomes non-viable. Any future series of Preferred Shares issued by the Bank must now include these provisions.

Constraints

There are no constraints imposed on the ownership of securities of the Bank to ensure that the Bank has a required level of Canadian ownership. However, the Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. For example, no person shall be a major shareholder of a bank if the bank has equity of $12 billion or more. A person is a major shareholder of a bank where: (i) the aggregate of shares of any class of voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a Canadian chartered bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank.

The Bank Act also prohibits the registration of a transfer or issue of any share of the Bank to, and the exercise, in person or by proxy, of any voting rights attached to any share of the Bank that is beneficially owned by, Her Majesty in right of Canada or of a province or any agent or agency of Her Majesty, in either of those rights, or to the government of a foreign country or any political subdivision thereof, or any agent or agency of a foreign government. Notwithstanding the foregoing, the Minister of Finance of Canada may approve the issue of shares of a bank, including the Bank, to an agent that is an “eligible agent”, which is defined as an agent or agency of Her Majesty in right of Canada or of a province or an agent or agency of a government of a foreign country or any political subdivision of a foreign country: (i) whose mandate is publicly available; (ii) that controls the assets of an investment fund in a manner intended to maximize long-term risk-adjusted returns and Her Majesty in right of Canada or of a province or an agent or agency of a government of a foreign country or any political subdivision of a foreign country contributes to the fund or the fund is established to provide compensation, hospitalization, medical care, annuities, pensions or similar benefits to natural persons; and (iii) whose decisions with respect to the assets of the fund referred to in (ii) above are not influenced in any significant way by Her Majesty in right of Canada or of the province or the government of the foreign country or the political subdivision. The application for this approval would be made jointly by the Bank and the eligible agent.

Ratings

Credit ratings are important to our borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of TD’s credit rating. We believe that the impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business, but more severe downgrades could have a more significant impact by increasing our cost of borrowing and/or requiring us to post additional collateral for the benefit of our trading counterparties.

Additional information relating to credit ratings is provided under the heading “Liquidity Risk” in the “Managing Risk” section starting on page 70 of the 2013 MD&A.

As at October 31, 2013

	DBRS	Moody’s Investors Service	Standard & Poor’s	Fitch Ratings
Long Term Debt (deposits)	AA	Aa1	AA-	AA-
Tier 2B Subordinated Debt	AA (low)	A1	A	A+
Tier 2A Subordinated Debt		A2	A-
Short Term Debt (deposits)	R-1 (high)	P-1	A-1+	F1+
Preferred Shares	Pfd-1 (low)	A3	P-1 (low)	BBB
Outlook	Stable	Stable	Stable	Stable

Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating agency. Credit ratings and outlooks provided by the rating agencies reflect their views and are subject to change from time to time, based on a number of factors, including TD’s financial strength, competitive position and liquidity as well as factors not entirely within TD’s control, including the methodologies used by the rating agencies and conditions affecting the financial services industry generally.

TD has made payments in the ordinary course to the applicable rating agencies in connection with the assignment of ratings on the securities of the Bank. In addition, TD has made customary payments in respect of certain other services provided to TD by the applicable rating agencies during the last two years.

We note that the following descriptions of the ratings categories prepared by the respective rating agencies are provided solely in order to satisfy requirements of Canadian law and do not constitute an endorsement by TD of the categories or of the application by the respective rating agencies of their criteria and analyses. A description of the rating categories of each of the rating agencies, obtained from the respective rating agency’s public website, is set out below.

Description of ratings, as disclosed by DBRS on its public website

The DBRS® long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligations has been issued. All rating categories other than AAA and D also contain subcategories "(high)" and "(low)". The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category. AA: Superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from AAA only to a small degree. Unlikely to be significantly vulnerable to future events.

The DBRS® short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. R-1 (high): Highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.

The DBRS® preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories "high" and "low". The absence of either a "high" or "low" designation indicates the rating is in the middle of the category. Preferred shares rated Pfd-1 are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics. Pfd-1 securities generally correspond with companies whose senior bonds are rated in the AAA or AA categories. As is the case with all rating categories, the relationship between senior debt ratings and preferred share ratings should be understood as one where the senior debt rating effectively sets a ceiling for the preferred shares issued by the entity. However, there are cases where the preferred share rating could be lower than the normal relationship with the issuer's senior debt rating.

Description of ratings, as disclosed by Moody’s Investors Service on its public website

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. Obligations rated A are judged to be upper-medium grade and are subject to low credit risk. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s assigns provisional ratings to medium-term note (MTN) programs and definitive ratings to the individual debt securities issued from them (referred to as drawdowns or notes). MTN program ratings are intended to reflect the ratings likely to be assigned to drawdowns issued from the program with the specified priority of claim (e.g. senior or subordinated). To capture the contingent nature of a program rating, Moody’s assigns provisional ratings to MTN programs. A provisional rating is denoted by a (P) in front of the rating.

Moody’s short-term ratings are assigned to obligations which an original maturity of thirteen months or less and reflect the likelihood of a default on contractually promised payments. P-1 Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

Description of ratings, as disclosed by Standard & Poor’s on its public website

A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs).

A long-term obligation rated 'AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong. An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

The Standard & Poor's Canadian preferred share rating scale serves issuers, investors, and intermediaries in the Canadian financial markets by expressing preferred share ratings (determined in accordance with global rating criteria) in terms of rating symbols that have been actively used in the Canadian market over a number of years. A Standard & Poor's preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of Standard & Poor's. P-1(Low) corresponds to A.

Description of ratings, as disclosed by Fitch Ratings on its public website

Fitch Ratings' credit ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. The modifiers "+" or "-- " may be appended to a rating to denote relative status within major rating categories.

Long-term rating of AA: Very high credit quality. 'AA' ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

Long-term rating of A: High credit quality. ‘A’ ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Good credit quality. 'BBB' ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

Short-term rating of F1: Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

MARKET FOR SECURITIES OF THE BANK

Market Listings

The Bank’s common shares are listed on:

1.	the Toronto Stock Exchange; and
2.	the New York Stock Exchange.

The Bank’s preferred shares are listed on the Toronto Stock Exchange.

Trading Price and Volume

Trading price and volume of the Bank’s securities in the past year is set out in the tables below:

	TORONTO STOCK EXCHANGE
	Common Shares	Preferred Shares (Series O – Y)
		Series O	Series P	Series Q	Series R	Series S	Series T1	Series Y
November 2012
High Price($)	82.98	25.90	26.49	26.54	26.99	25.10		25.38
Low Price($)	78.05	25.48	26.10	26.43	26.56	24.65		24.63
Volume(‘000)	23,568	160	150	218	107	732		342
December 2012
High Price($)	84.26	26.28	26.70	26.80	27.16	25.16		25.22
Low Price($)	79.73	25.73	26.26	26.44	26.64	24.70		24.65
Volume(‘000)	38,382	273	67	119	78	524		348
January 2013
High Price($)	84.25	26.28	26.60	26.85	27.19	25.17		25.24
Low Price($)	81.39	25.61	26.20	26.30	26.38	24.75		24.85
Volume(‘000)	31,560	161	440	175	129	420		311
February 2013
High Price($)	86.20	26.26	26.69	26.76	26.75	25.16		25.43
Low Price($)	82.62	25.66	26.35	26.46	26.50	25.00		25.10
Volume(‘000)	27,542	151	127	87	158	375		375
March 2013
High Price($)	86.08	26.30	26.80	26.78	26.92	25.33		25.50
Low Price($)	83.22	25.60	26.46	26.52	26.52	25.00		25.21
Volume(‘000)	33,990	201	110	104	82	389		229
April 2013
High Price($)	84.45	26.17	26.80	26.85	26.94	25.32		25.47
Low Price($)	79.59	25.64	26.36	26.50	26.40	24.63		24.73
Volume(‘000)	34,776	105	191	75	140	664		496
May 2013
High Price($)	84.68	26.00	26.68	26.87	27.20	25.24		25.43
Low Price($)	81.51	25.63	26.36	26.53	26.57	24.90		24.92
Volume(‘000)	40,025	127	154	168	204	260		288
June 2013
High Price($)	84.94	25.87	26.39	26.60	26.70	25.35		25.53
Low Price($)	80.47	24.96	25.70	25.76	25.78	25.01		25.10
Volume(‘000)	43,495	272	135	286	242	534		241

TORONTO STOCK EXCHANGE
Common Shares	Preferred Shares (Series O – Y)
	Series O	Series P	Series Q	Series R	Series S	Series T1	Series Y
July 2013
High Price($)	89.11	25.65	26.34	26.43	26.40	25.29	25.65	25.34
Low Price($)	83.20	24.89	25.72	26.00	26.05	24.40	25.50	24.70
Volume(‘000)	41,247	188	336	214	189	676	9	240
August 2013
High Price($)	91.01	25.15	25.93	26.01	26.15	24.80	25.49	25.18
Low Price($)	86.06	24.03	25.04	25.57	25.25	24.13	24.90	24.73
Volume(‘000)	33,075	488	68	122	342	141	478	222
September 2013
High Price($)	93.20	25.65	25.97	26.22	26.38	24.98	25.38	25.28
Low Price($)	89.75	25.01	25.26	25.70	25.69	24.32	25.01	24.85
Volume(‘000)	31,038	187	79	120	153	173	288	542
October 2013
High Price($)	96.71	25.78	26.16	26.30	26.25	24.90	25.58	25.19
Low Price($)	90.78	24.90	25.68	25.80	25.85	24.47	25.11	24.48
Volume(‘000)	26,774	181	159	95	250	520	438	537

1	On July 31, 2013, the Bank converted 4.6 million of its 10 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series S, on a one-for-one basis, into Non-Cumulative Floating Rate Preferred Shares, Series T of the Bank.

	TORONTO STOCK EXCHANGE
	Preferred Shares (Series Z – AK)
	Series Z1	Series AA	Series AC	Series AE	Series AG	Series AI	Series AK
November 2012
High Price($)		25.75	26.13	26.75	26.68	26.88	26.99
Low Price($)		25.33	25.93	26.40	26.41	26.65	26.65
Volume(‘000)		433	102	219	155	342	520
December 2012
High Price($)		25.68	26.33	26.96	26.90	27.00	27.00
Low Price($)		25.25	26.00	26.45	26.51	26.75	26.65
Volume(‘000)		135	108	85	187	251	179
January 2013
High Price($)		25.75	26.44	26.94	26.90	27.10	27.23
Low Price($)		25.41	25.73	26.19	26.20	26.40	26.45
Volume(‘000)		141	112	307	612	145	464
February 2013
High Price($)		26.07	26.28	26.43	26.45	26.65	26.72
Low Price($)		25.50	25.77	26.25	26.25	26.46	26.52
Volume(‘000)		274	91	248	364	233	177
March 2013
High Price($)		25.85	26.05	26.48	26.57	26.84	26.77
Low Price($)		25.51	25.70	26.31	26.34	26.47	26.53
Volume(‘000)		233	154	145	273	129	221
April 2013
High Price($)		25.98	26.09	26.57	26.58	26.81	26.79
Low Price($)		25.24	25.56	26.02	25.96	26.21	26.21
Volume(‘000)		166	121	170	360	163	177

TORONTO STOCK EXCHANGE
Preferred Shares (Series Z – AK)
Series Z1	Series AA	Series AC	Series AE	Series AG	Series AI	Series AK

May 2013
High Price($)		25.69	25.85	26.20	26.15	26.49	26.48
Low Price($)		25.50	25.55	25.95	25.83	26.25	26.24
Volume(‘000)		117	238	258	237	172	274
June 2013
High Price($)		25.65	25.76	26.09	26.09	26.37	26.38
Low Price($)		25.04	25.40	25.90	25.86	26.21	26.20
Volume(‘000)		82	103	245	286	652	582
July 2013
High Price($)		25.59	25.75	26.10	26.13	26.36	26.36
Low Price($)		24.93	25.25	25.53	25.50	25.79	25.85
Volume(‘000)		230	136	185	227	126	252
August 2013
High Price($)		25.41	25.46	25.74	25.74	25.95	25.90
Low Price($)		24.95	25.25	25.40	25.39	25.55	25.53
Volume(‘000)		189	415	175	233	93	159
September 2013
High Price($)		25.63	25.50	25.90	25.90	26.24	26.19
Low Price($)		25.15	25.34	25.70	25.62	25.88	25.86
Volume(‘000)		216	199	240	171	127	217
October 2013
High Price($)	25.09	25.47	25.79	25.85	25.85	26.19	26.22
Low Price($)	25.00	25.10	25.05	25.30	25.32	25.52	25.47
Volume(‘000)	9	229	348	186	283	146	227
[1]	On October 31, 2013, the Bank converted 4.5 million of its 10 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series Y, on a one-for-one basis, into Non-Cumulative Floating Rate Preferred Shares, Series Z of the Bank.

Prior Sales

In the most recently completed financial year, the Bank did not issue any shares that are not listed or quoted on a marketplace. For more information on the Bank’s subordinated debentures, please see Note 18 of the Annual Financial Statements for the year ended October 31, 2013.

DIRECTORS AND OFFICERS

Directors and Board Committees of the Bank

The following table sets forth, as at December 4, 2013, the directors of the Bank, their present principal occupation and business, municipality of residence and the date each became a director of the Bank.

Director Name Principal Occupation & Municipality of Residence	Director Since
William E. Bennett Corporate Director and former President and Chief Executive Officer, Draper & Kramer, Inc. Chicago, Illinois, U.S.A.	May 2004
Hugh J. Bolton Non-Executive Chair of the Board, EPCOR Utilities Inc. (integrated energy company) Edmonton, Alberta, Canada	April 2003
John L. Bragg Chairman, President and Co-Chief Executive Officer, Oxford Frozen Foods Limited (food manufacturers) Collingwood, Nova Scotia, Canada	October 2004
Amy W. Brinkley Consultant, AWB Consulting, LLC (risk management and executive coaching consulting firm) Charlotte, North Carolina, U.S.A.	September 2010
W. Edmund Clark Group President and Chief Executive Officer, The Toronto-Dominion Bank Toronto, Ontario, Canada	August 2000
Colleen A. Goggins Former Worldwide Chairman, Consumer Group, Johnson & Johnson Princeton, New Jersey, U.S.A.	March 2012

David E. Kepler*

Executive Vice President, Business Services

Chief Sustainability Officer and Chief Information Officer

The Dow Chemical Company

(chemicals, plastics and advanced materials manufacturer)

Midland, Michigan, U.S.A.

December 2013
Henry H. Ketcham Executive Chairman, West Fraser Timber Co. Ltd. (integrated forest products company) Vancouver, British Columbia, Canada	January 1999

Director Name Principal Occupation & Municipality of Residence	Director Since
Brian M. Levitt Chairman of the Board, The Toronto-Dominion Bank and Non-Executive Co-Chair, Osler, Hoskin & Harcourt LLP (law firm) Westmount, Quebec, Canada	December 2008
Harold H. MacKay Counsel, MacPherson Leslie & Tyerman LLP (law firm) Regina, Saskatchewan, Canada	November 2004
Karen E. Maidment Corporate Director and former Chief Financial and Administrative Officer, BMO Financial Group Cambridge, Ontario, Canada	September 2011
Irene R. Miller Chief Executive Officer, Akim, Inc. (U.S. investment management and consulting firm) New York, New York, U.S.A.	May 2006
Nadir H. Mohamed Former President and Chief Executive Officer Rogers Communications Inc. (diversified Canadian communications and media company) Toronto, Ontario, Canada	April 2008
Wilbur J. Prezzano Corporate Director and retired Vice Chairman, Eastman Kodak Company Charleston, South Carolina, U.S.A.	April 2003
Helen K. Sinclair Chief Executive Officer, BankWorks Trading Inc. (satellite communications company) Toronto, Ontario, Canada	June 1996

*	Mr. Kepler was appointed to the Board of Directors on December 4, 2013.

Except as disclosed below, all directors have had the same principal occupation for the past five years. Prior to July 2009, Ms. Brinkley served as the Global Risk Executive at the Bank of America Corporation. Prior to March 2011, Ms. Goggins was the Worldwide Chairman, Consumer Group at Johnson & Johnson. Prior to March 2013, Mr. Ketcham was Chairman and Chief Executive Officer of West Fraser Timber Co. Ltd. Between January 2011 and September 2012, Mr. Levitt was Counsel at Osler, Hoskin & Harcourt LLP, and prior to January 2011, Mr. Levitt was Co-Chair at Osler, Hoskin & Harcourt LLP. Prior to August 2009, Ms. Maidment was Chief Financial and Administrative Officer of BMO Financial Group. Between March 2009 and December 2, 2013, Mr. Mohamed was President and Chief Executive Officer of Rogers Communications Inc., and prior to March 2009, Mr. Mohamed was President and Chief Operating Officer of the Communications Group, Rogers Communications Inc. Each director will hold office until the next annual meeting of shareholders of the Bank, which is scheduled for April 3, 2014. Information concerning the nominees proposed for election as directors at the meeting will be contained in the proxy circular of the Bank in respect of the meeting.

The following table sets forth the Committees of the Bank’s Board, the members of each Committee as at December 4, 2013 and each Committee’s key responsibilities.

Committee	Members	Key Responsibilities
Corporate Governance Committee	Brian M. Levitt (Chair) William E. Bennett Harold H. MacKay Karen E. Maidment Wilbur J. Prezzano

Responsibility for corporate governance of TD:

•         Set the criteria for selecting new directors and the Board’s approach to director independence;

•         Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders;

•         Develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TD;

•         Review and recommend the compensation of the non-management directors of TD;

•         Satisfy itself that TD communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy;

•         Facilitate the evaluation of the Board and Committees; and

•         Oversee an orientation program for new directors and continuing education for directors.

Human Resources Committee	Wilbur J. Prezzano (Chair) Amy W. Brinkley Henry H. Ketcham Brian M. Levitt Nadir H. Mohamed Helen K. Sinclair

Responsibility for management’s performance evaluation, compensation and succession planning:

•         Discharge, and assist the Board in discharging, the responsibility of the Board relating to leadership, human resource planning and compensation as set out in this Committee’s charter;

•         Set performance objectives for the CEO, which encourage TD’s long-term financial success and regularly measure the CEO’s performance against these objectives;

•         Recommend compensation for the CEO to the Board for approval, and determine compensation for certain senior officers in consultation with independent advisors;

•         Oversee a robust talent planning process that provides succession planning for the CEO role and other senior roles. Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO and periodically review TD’s organization structure for alignment with business objectives and succession planning requirements;

•         Oversee the selection, evaluation, development and compensation of other members of senior management; and

•         Produce a report on compensation for the benefit of shareholders, which is published in TD’s annual proxy circular, and review, as appropriate, any other related major public disclosures concerning compensation.

Committee	Members	Key Responsibilities

Risk Committee	Karen E. Maidment (Chair) William E. Bennett Hugh J. Bolton Amy W. Brinkley Colleen A. Goggins David E. Kepler Harold H. MacKay Helen K. Sinclair

Supervising the management of risk of TD:

•         Approve the Enterprise Risk Framework and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which TD is exposed;

•         Review and recommend TD’s Risk Appetite Statement and related metrics for approval by the Board and monitor TD’s major risks as set out in the Enterprise Risk Framework;

•         Review TD’s risk profile against risk appetite metrics; and

•         Provide a forum for “big-picture” analysis of an enterprise view of risk including considering trends and emerging risks.

Audit Committee	William E. Bennett*(Chair) Hugh J. Bolton* John L. Bragg Harold H. MacKay Karen E. Maidment* Irene R. Miller*

Supervising the quality and integrity of TD’s financial reporting:

•         Oversee reliable, accurate and clear financial reporting to shareholders;

•         Oversee internal controls – the necessary checks and balances must be in place;

•         Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor – the shareholders’ auditor reports directly to this Committee;

•         Listen to the shareholders’ auditor, chief auditor, chief compliance officer and global anti-money laundering officer, and evaluate the effectiveness and independence of each;

•         Oversee the establishment and maintenance of processes that ensure TD is in compliance with the laws and regulations that apply to it as well as its own policies;

•         Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TD that are federally-regulated financial institutions and insurance companies; and

•         Receive reports on and approve, if appropriate, certain transactions with related parties.

* Designated Audit Committee Financial Expert

Audit Committee

The Audit Committee of the Board of Directors of the Bank operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this AIF as Appendix “B”. The Committee charter requires all members to be financially literate or be willing and able to acquire the necessary knowledge quickly. “Financially literate” means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.

In addition, the Committee charter contains independence requirements applicable to each member and each member currently meets those requirements. Specifically, the charter provides that no member of the Committee may be an officer or retired officer of the Bank and every member shall be independent of the Bank within the meaning of all applicable laws, rules and regulations, including those particularly applicable to Audit Committee members and any other relevant consideration as determined by the Board of Directors, including the Bank’s Director Independence Policy (a copy of which is available on the Bank’s website at www.td.com).

As indicated in the table above, the members of the Committee are: William E. Bennett (chair), Hugh J. Bolton, John L. Bragg, Harold H. MacKay, Karen E. Maidment and Irene R. Miller. The members of the Bank’s Audit Committee bring significant skill and experience to their responsibilities, including academic and professional experience in accounting, business and finance. The Board has determined that each of Messrs. Bennett and Bolton and Mses. Maidment and Miller has the attributes of an audit committee financial expert as defined in the U.S. Sarbanes-Oxley Act; all committee members are financially literate and independent under the applicable listing standards of the New York Stock Exchange, the Committee charter, the Bank’s Director Independence Policy and the corporate governance guidelines of the Canadian Securities Administrators.

The following sets out the education and experience of each director relevant to the performance of his or her duties as a member of the Committee:

William E. Bennett is Chair of the Bank’s Audit Committee. Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Previously, he served as Executive Vice President and Chief Credit Officer of First Chicago Corp. and its principal subsidiary, the First National Bank of Chicago. Mr. Bennett currently serves as the Chair of the audit committees of the boards of TD Bank US Holding Company (the holding company of TD Bank, N.A. and TD Bank USA, N.A.) and Capital Power Corporation and previously served as Chair of the audit committee of the board of Nuveen Investments Bond and Mutual Funds. He holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago. Mr. Bennett is one of the Bank’s Audit Committee financial experts.

Hugh J. Bolton is the non-executive Chair of the Board of Directors of EPCOR Utilities Inc., an integrated energy company. Mr. Bolton is the former non-executive Chairman of Matrikon Inc. and the retired Chairman & Chief Executive Officer and partner of Coopers & Lybrand Canada, Chartered Accountants. Mr. Bolton presently chairs the audit committees of the boards of Teck Resources Limited and WestJet Airlines Ltd. He holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a Chartered Accountant and a Fellow of the Alberta Institute of Chartered Accountants. Mr. Bolton is one of the Bank’s Audit Committee financial experts.

John L. Bragg is President, Founder and Co-Chief Executive Officer of Oxford Frozen Foods Limited and the owner and founder of Bragg Communications Inc. Mr. Bragg holds a Bachelor of Commerce degree and a Bachelor of Education degree from Mount Allison University.

Harold H. MacKay is of counsel to the law firm MacPherson Leslie & Tyerman LLP. Prior to that, he was a partner in the firm from 1969 to his retirement in 2004. Mr. MacKay chaired the Task Force on the Future of the Canadian Financial Services Sector and served as the Clifford Clark Visiting Economist with the Department of Finance of Canada. Mr. MacKay holds an undergraduate degree in economics and political science from the University of Saskatchewan, a law degree from Dalhousie University and an honourary doctorate in law from the University of Regina.

Karen E. Maidment is a Corporate Director and former Chief Financial and Administrative Officer of BMO Financial Group. Ms. Maidment is the chair of the audit and risk committee of the board of TransAlta Corporation and a member of the audit committee of the board of TD Ameritrade. She holds an undergraduate degree in commerce from McMaster University, is a Chartered Accountant and, in 2000, was named Fellow of the Institute of Chartered Accountants of Ontario. Ms. Maidment is one of the Bank’s Audit Committee financial experts.

Irene R. Miller is the Chief Executive Officer of Akim, Inc. Until June 1997, Ms. Miller was Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Prior to joining Barnes & Noble, Inc. in 1991, she held senior investment banking and corporate finance positions with Morgan Stanley & Co., and Rothschild Inc., respectively. In the past, Ms. Miller has chaired the audit committees of the boards of Inditex, S.A., Oakley, Inc., The Body Shop International plc and Benckiser N.V. Ms. Miller presently chairs the audit committee of the board of Coach, Inc. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University. Ms. Miller is one of the Bank’s Audit Committee financial experts.

Executive Officers of the Bank

The following individuals are executive officers of the Bank:

Executive Officer	Principal Occupation	Municipality of Residence
Riaz Ahmed	Group Head, Insurance, Credit Cards, and Enterprise Strategy, TD Bank Group	Oakville, Ontario, Canada
Norie Campbell	Group Head, Legal, Compliance and Anti Money Laundering, and General Counsel, TD Bank Group	Toronto, Ontario, Canada
Mark R. Chauvin	Group Head and Chief Risk Officer, Risk Management, Corporate Office, TD Bank Group	Burlington, Ontario, Canada
W. Edmund Clark	Group President and Chief Executive Officer, TD Bank Group	Toronto, Ontario, Canada
Theresa L. Currie	Group Head, Direct Channels, Marketing, Corporate Shared Services and People Strategies, TD Bank Group	Oakville, Ontario, Canada
Robert E. Dorrance	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer and President, TD Securities	Toronto, Ontario, Canada
Timothy D. Hockey	Group Head, Canadian Banking, Auto Finance, and Wealth Management, TD Bank Group and President and Chief Executive Officer, TD Canada Trust	Toronto, Ontario, Canada
Colleen M. Johnston	Group Head, Finance, Sourcing and Corporate Communications, and Chief Financial Officer, TD Bank Group	Toronto, Ontario, Canada
Bharat B. Masrani	Chief Operating Officer, TD Bank Group	Toronto, Ontario, Canada
Frank J. McKenna	Deputy Chair, TD Bank Group	Toronto, Ontario, Canada
Michael B. Pedersen	Group Head, U.S. Personal and Commercial Banking, TD Bank Group and President and Chief Executive Officer, TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A.	Bryn Mawr, Pennsylvania, U.S.A.

Except as disclosed below, all executive officers have had the same principal occupation for the past five years.

Prior to commencing his current Group Head role on July 1, 2013, Mr. Ahmed was Group Head, Corporate Development, Enterprise Strategy and Treasury, Corporate Office, TD Bank Group from May 27, 2010 to July 1, 2013, and Executive Vice President, Corporate Development and Treasury and Balance Sheet Management, Corporate Office, TD Bank Financial Group prior to May 27, 2010.

Prior to becoming a Group Head on April 15, 2013, Ms. Campbell was Executive Vice President and General Counsel, TD Bank Group from November 1, 2011 to April 15, 2013, and Senior Vice President and Assistant General Counsel, TD Bank Financial Group prior to November 1, 2011.

Prior to becoming a Group Head on May 27, 2010, Mr. Chauvin was Executive Vice President, Risk Management and Chief Risk Officer, Corporate Office, TD Bank Financial Group.

Prior to commencing her current Group Head role on April 15, 2013, Ms. Currie was Group Head, Direct Channels, Corporate and People Strategies, Corporate Office, TD Bank Group from July 4, 2011 to April 15, 2013, Group Head, Marketing, Corporate and People Strategies, Corporate Office, TD Bank Group from November 1, 2010 to July 4, 2011, Group Head, Marketing, Corporate and Public Affairs, and People Strategies, Corporate Office, TD Bank Financial Group from May 27, 2010 to November 1, 2010 and Executive Vice President, Human Resource and Corporate and Public Affairs, Corporate Office, TD Bank Financial Group prior to May 27, 2010.

Prior to commencing his current Group Head role on July 1, 2013, Mr. Hockey was Group Head, Canadian Banking, Auto Finance and Credit Cards, TD Bank Group and President and Chief Executive Officer, TD Canada Trust from October 3, 2011 to July 1, 2013, and Group Head, Canadian Banking and TD Auto Finance, TD Bank Group and President and Chief Executive Officer, TD Canada Trust prior to October 3, 2011.

Prior to commencing her current Group Head role on April 15, 2013, Ms. Johnston was Group Head, Finance and Chief Financial Officer, Corporate Office, TD Bank Group.

Prior to commencing his current role as Chief Operating Officer on July 1, 2013, Mr. Masrani was Group Head, U.S. Personal and Commercial Banking, TD Bank Group and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. On April 3, 2013, TD’s Board of Directors announced its intention that Mr. Masrani will become Group President and Chief Executive Officer, TD Bank Group on November 1, 2014, in keeping with TD’s succession plan.

Prior to commencing his current Group Head role on July 1, 2013, Mr. Pedersen was Group Head, Wealth Management, Insurance, and Corporate Shared Services, TD Bank Group from July 4, 2011 to July 1, 2013, Group Head, Wealth Management, Direct Channels, and Corporate Shared Services, TD Bank Group from November 1, 2010 to July 4, 2011, Group Head, Corporate Operations and Direct Channels, TD Bank Financial Group from May 27, 2010 to November 1, 2010 and Group Head, Corporate Operations, TD Bank Financial Group prior to May 27, 2010.

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as at October 31, 2013, the directors and executive officers of the Bank as a group beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 1,498,465 of the Bank’s common shares, representing approximately 0.16% of the Bank’s issued and outstanding common shares on that date.

Additional Disclosure for Directors and Executive Officers

To the best of our knowledge, having made due inquiry, the Bank confirms that, as at December 4, 2013:

(i)	no director or executive officer of the Bank is, or was within the last ten years, a director or officer of a company (including the Bank) that:
(a)	was subject to an order (including a cease trade order or an order similar to a cease trade or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer;
(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)	within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
(ii)	in the last ten years, no director or executive officer of the Bank has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and
(iii)	no director or executive officer of the Bank has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Pre-Approval Policies and Shareholders’ Auditor Service Fees

The Bank’s Audit Committee has implemented a policy restricting the services that may be provided by the shareholders’ auditor and the fees paid to the shareholders’ auditor. Any service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the Audit Committee pursuant to the policy, along with the associated fees for those services. The policy provides for the annual pre-approval of specific types of services, together with the maximum amount of the fees that may be paid for such services, pursuant to policies and procedures adopted by the Audit Committee, and gives detailed guidance to management as to the specific services that are eligible for such annual pre-approval. All other services and the associated fees must also be specifically pre-approved by the Audit Committee as they arise throughout the year. In making its determination regarding services to be provided by the shareholders’ auditor, the Audit Committee considers the compliance with the policy and the provision of services in the context of avoiding impact on auditor independence. This includes considering applicable regulatory requirements and guidance, and whether the provision of the services would place the auditor in a position to audit its own work, result in the auditor acting in the role of the Bank’s management or place the auditor in an advocacy role on behalf of the Bank. By law, the shareholders’ auditor may not provide certain services to the Bank or its subsidiaries. Four times a year, the services performed by the shareholders’ auditor on a year-to-date basis, and details of any proposed assignments are presented to the Audit Committee for consideration and pre-approval, if appropriate.

Fees paid to the shareholders’ auditor, Ernst & Young LLP, for the past three fiscal years are detailed in the table below.

	Fees paid to Ernst & Young LLP
(thousands of Canadian dollars)	2013	2012	2011
Audit fees	19,649	20,445	20,774
Audit related fees	1,915	1,501	2,313
Tax fees	3,588	2,851	2,495
All other fees	933	976	1,706
Total	26,085	25,773	27,288

Audit fees are fees for the professional services in connection with the audit of the Bank’s financial statements and the audit of its subsidiaries, other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

 Audit related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include employee benefit plan audits, accounting and tax consultations, and attest services in connection with mergers, acquisitions and divestitures, including audit procedures related to opening balance sheet and purchase price allocation, application and general control reviews, attest services not required by statute or regulation, translation of financial statements and reports in connection with the audit or review, interpretation of financial accounting, tax and reporting standards, and information technology advisory services.

Tax fees comprise income and commodity tax compliance generally involving the preparation of original and amended tax returns and claims for refund, tax advice, including assistance with tax audits, appeals and rulings plus tax advice related to mergers, acquisitions and financing structures, electronic and paper based tax knowledge publications, and tax planning, including transfer pricing matters.

All other fees include fees for insolvency and viability matters, limited to cases in which the Bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. Also included in this category are fees for audits of charitable organizations, reports on control procedures at a service organization, audit services for certain special purpose entities administered by the Bank, SEC-registered fund audits, benchmark studies, database services for tax compliance, and performance and process improvement services.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

A description of certain legal proceedings to which the Bank is a party is set out under the heading “Litigation” in Note 29 of the Annual Financial Statements for the year ended October 31, 2013.

Regulatory Actions

From time to time, certain subsidiaries of the Bank are assessed fees or fines by a securities regulatory authority in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Bank. During the past financial year, TD Waterhouse Canada Inc. paid administrative filing fees relating to late filings to the Ontario Securities Commission in the aggregate amount of $8,900; TD Investment Services Inc. paid an administrative filing fee relating to late filings to the Ontario Securities Commission in the aggregate amount of $3,700; and TD Bank N.A. entered into settlement agreements with the Securities and Exchange Commission, The Financial Crimes Enforcement Network, and the Office of the Comptroller of the Currency in the aggregate amount of US$52.5 million in connection with the Rothstein litigation. The underlying Rothstein litigation is described under the heading “Litigation” in Note 29 of the Annual Financial Statements for the year ended October 31, 2013 on page 76.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, the Bank confirms that, as at December 4, 2013, there were no directors or executive officers of the Bank or any associate or affiliate of a director or executive officer of the Bank with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Bank.

TRANSFER AGENTS AND REGISTRARS

Transfer Agent

CST Trust Company

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

Telephone: 416-682-3860 or toll-free at 1-800-387-0825 (Canada and U.S. only)

Fax: 1-888-249-6189

Email: inquiries@canstockta.com

Website: www.canstockta.com

Co-transfer Agent and Registrar

Computershare

P.O. Box 43006

Providence, Rhode Island 02940-3006

or

250 Royall Street

Canton, Massachusetts 02021

Telephone: 1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

Website: www.computershare.com

INTERESTS OF EXPERTS

The Consolidated Financial Statements of the Bank for the year ended October 31, 2013 filed under National Instrument 51-102 - Continuous Disclosure Obligations, portions of which are incorporated by reference in this AIF, have been audited by Ernst & Young LLP. Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario, is the external auditor who prepared the Independent Auditors’ Report of Registered Public Accounting Firm to Shareholders - Report on Financial Statements and Report on Internal Control Under Standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to the Bank within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. Ernst & Young LLP is also independent with respect to the Bank within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information concerning the Bank may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Bank’s securities and options to purchase securities, in each case if applicable, is contained in the Bank’s proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Bank’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year, which at the date hereof was the year ended October 31, 2013.

Appendix “A”

Intercorporate Relationships

PRINCIPAL SUBSIDIARIES[1]
(millions of dollars)		As at October 31, 2013
	Address of Head	Carrying value of shares
North America	or Principal Office[2]	owned by the Bank
CT Financial Assurance Company	Toronto, Ontario	$127
Meloche Monnex Inc.	Montreal, Quebec	1,589
Security National Insurance Company	Montreal, Quebec
Primmum Insurance Company	Toronto, Ontario
TD Direct Insurance Inc.	Toronto, Ontario
TD General Insurance Company	Toronto, Ontario
TD Home and Auto Insurance Company	Toronto, Ontario
TD Asset Management Inc.	Toronto, Ontario	703
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario
TD Auto Finance (Canada) Inc.	Toronto, Ontario	1193
TD Auto Finance Services Inc.	Toronto, Ontario	1,302
TD Equipment Finance Canada Inc.	Oakville, Ontario	2
TD Financing Services Home Inc.	Toronto, Ontario	34
TD Financing Services Inc.	Toronto, Ontario	93
TD Investment Services Inc.	Toronto, Ontario	54
TD Life Insurance Company	Toronto, Ontario	52
TD Mortgage Corporation	Toronto, Ontario	10,753
TD Pacific Mortgage Corporation	Vancouver, British Columbia
The Canada Trust Company	Toronto, Ontario
TD Securities Inc.	Toronto, Ontario	1,520
TD US P & C Holdings ULC	Calgary, Alberta	28,069
TD Bank US Holding Company	Cherry Hill, New Jersey
Epoch Investment Partners, Inc.[3]	New York, New York
TD Bank USA, National Association	Wilmington, Delaware
TD Bank, National Association	Wilmington, Delaware
TD Auto Finance LLC	Farmington Hills, Michigan
TD Equipment Finance, Inc.	Cherry Hill, New Jersey
TD Private Client Wealth LLC	New York, New York
TD Wealth Management Services Inc.	Cherry Hill, New Jersey
TD Vermillion Holdings ULC	Calgary, Alberta	18,262
TD Financial International Ltd.	Hamilton, Bermuda
Canada Trustco International Limited	St. James, Barbados
TD Reinsurance (Barbados) Inc.	St. James, Barbados
TD Reinsurance (Ireland) Limited	Dublin, Ireland
Toronto Dominion International Inc.	St. James, Barbados
TD Waterhouse Canada Inc.	Toronto, Ontario	2,139
TDAM USA Inc.	Wilmington, Delaware	11
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	1,845
TD Holdings II Inc.	New York, New York
TD Securities (USA) LLC	New York, New York
Toronto Dominion (Texas) LLC	New York, New York
Toronto Dominion (New York) LLC	New York, New York
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York
International
NatWest Personal Financial Management Limited (50%)	London, England	62
NatWest Stockbrokers Limited (50%)	London, England
TD Bank International S.A.	Luxembourg, Luxembourg	51
TD Bank N.V.	Amsterdam, The Netherlands	280
TD Ireland	Dublin, Ireland	1,014
TD Global Finance	Dublin, Ireland
TD Luxembourg International Holdings	Luxembourg, Luxembourg	5,300
TD Ameritrade Holding Corporation (42.22%)[4]	Omaha, Nebraska
TD Wealth Holdings (UK) Limited	Leeds, England	83
TD Direct Investing (Europe) Limited	Leeds, England
Toronto Dominion Australia Limited	Sydney, Australia	219
Toronto Dominion Investments B.V.	London, England	1,019
TD Bank Europe Limited	London, England
Toronto Dominion Holdings (U.K.) Limited	London, England
TD Securities Limited	London, England
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	798
1		Unless otherwise noted, The Toronto-Dominion Bank (the "Bank"), either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.
2		Each subsidiary is incorporated or organized in the country in which its head or principal office is located, with the exception of Toronto Dominion Investments B.V., a company incorporated in The Netherlands but with its principal office in the United Kingdom.
3		Reflects ownership structure as at November 1, 2013.
4		TD Ameritrade Holding Corporation is not a subsidiary of the Bank as the Bank does not control it. TD Luxembourg International Holdings and its ownership of TD Ameritrade Holding Corporation is included given the significance of the Bank’s investment in TD Ameritrade Holding Corporation.

Appendix “B”

AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

OF THE TORONTO-DOMINION BANK

CHARTER

~ ~ Supervising the Quality and Integrity of the Bank's Financial Reporting ~ ~

Main Responsibilities:

•               overseeing reliable, accurate and clear financial reporting to shareholders

•               overseeing internal controls – the necessary checks and balances must be in place

•               directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor – the shareholders’ auditor reports directly to the Committee

•               listening to the shareholders’ auditor, chief auditor, chief compliance officer and global anti-money laundering officer, and evaluating the effectiveness and independence of each

•               overseeing the establishment and maintenance of processes that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies

•               acting as the audit committee and conduct review committee for certain subsidiaries of the Bank that are federally-regulated financial institutions and insurance companies

•               receiving reports on and approving, if appropriate, certain transactions with related parties

Independence is Key:

•              the Committee is composed entirely of independent directors

•              the Committee meets regularly without management present

•              the Committee has the authority to engage independent advisors, paid for by the Bank, to help it make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Bank

Composition and Independence, Financial Literacy and Authority

The Committee shall be composed of members of the Board of Directors in such number as is determined by the Board with regard to the by-laws of the Bank, applicable laws, rules and regulations and any other relevant consideration, subject to a minimum requirement of three directors.

In this Charter, "Bank" means The Toronto-Dominion Bank on a consolidated basis.

No member of the Committee may be an officer or retired officer of the Bank. Every member of the Committee shall be independent of the Bank within the meaning of all applicable laws, rules and regulations including those particularly applicable to audit committee members and any other relevant consideration as determined by the Board of Directors, including the Bank's Director Independence Policy. No member of the Committee may serve on more than three public company audit committees without the consent of the Corporate Governance Committee and the Board.

The members of the Committee shall be appointed by the Board and shall serve until their successors are duly appointed. A Chair will be appointed by the Board upon recommendation of the Corporate Governance Committee, failing which the members of the Committee may designate a Chair by majority vote. The Committee may from time to time delegate to its Chair certain powers or responsibilities that the Committee itself may have hereunder.

In addition to the qualities set out in the Position Description for Directors, all members of the Committee should be financially literate or be willing and able to acquire the necessary knowledge quickly. Financially literate means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank's financial statements. At least one member of the Committee shall have a background in accounting or related financial management experience which would include any experience or background which results in the individual's financial sophistication, including being or having been an auditor, a chief executive officer or other senior officer with financial oversight responsibilities.

In fulfilling the responsibilities set out in this Charter, the Committee has the authority to conduct any investigation and access any officer, employee or agent of the Bank appropriate to fulfilling its responsibilities, including the shareholders' auditor. The Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties, and may retain and determine the compensation to be paid by the Bank for such independent counsel or outside advisor in its sole discretion without seeking Board approval.

Committee members will enhance their familiarity with financial, accounting and other areas relevant to their responsibilities by participating in educational sessions or other opportunities for development.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee shall meet with the shareholders' auditor and management quarterly to review the Bank's financial statements consistent with the section entitled "Financial Reporting" below. The Committee shall dedicate a portion of each of its regularly scheduled quarterly meetings to meeting separately with each of the Chief Financial Officer, the Chief Auditor, the Chief Compliance Officer, the Global Anti-Money Laundering Officer and the shareholders' auditor and to meeting on its own without members of management or the shareholders' auditor. Any member of the Committee may make a request to the Chair for a Committee meeting or any part thereof to be held without management present. The Committee shall also meet with the Office of the Superintendent of Financial Institutions Canada ("OSFI") to review and discuss the results of OSFI's annual supervisory examination of the Bank in the event OSFI directs that it meet with the Committee instead of the full Board.

To facilitate open communication between this Committee and the Risk Committee, and where the Chair of the Risk Committee is not a member of this Committee, he or she shall receive notice of and attend by invitation of this Committee, as a non-voting observer, each meeting of this Committee and receive the materials for each such meeting.

All non-management directors who are not members of the Committee have a standing invitation to attend meetings of the Committee but may not vote. Additionally, the Committee may invite to its meetings any director, member of management and of the Bank or such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

Specific Duties and Responsibilities

Financial Reporting

The Committee shall be responsible for the oversight of reliable, accurate and clear financial reporting to shareholders, including reviewing and discussing the Bank's annual and interim financial statements and management's discussion and analysis, prior to approval by the Board and release to the public, and reviewing, as appropriate, releases to the public of significant material non-public financial information of the Bank. Such review of the financial reports of the Bank shall include, where appropriate but at least annually, discussion with management and the shareholders' auditor of significant issues regarding accounting principles, practices, and significant management estimates and judgments.

The Committee shall review earnings news releases and satisfy itself that adequate procedures are in place for the review of the Bank's public disclosure of financial information extracted or derived from the Bank's financial statements, other than the public disclosure in the Bank's annual and interim financial statements and MD&A, and must periodically assess the adequacy of those procedures.

Financial Reporting Process

The Committee shall support the Board in its oversight of the financial reporting process of the Bank including:

•	working with management, the shareholders' auditor and the internal audit department to review the integrity of the Bank's financial reporting processes;
•	reviewing the process relating to and the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank's quarterly and annual consolidated financial statements and other disclosure documents as required;
•	considering the key accounting policies of the Bank and key estimates and judgments of management and discussing such matters with management and/or the shareholders' auditor;
•	keeping abreast of trends and best practices in financial reporting including considering, as they arise, topical issues such as the use of variable interest entities and special purpose vehicles, and their application to the Bank;
•	reviewing with management and the shareholders' auditor significant accounting principles and policies and all critical accounting policies and practices used and any significant audit adjustments made;
•	considering and approving, if appropriate, major changes to the Bank's accounting and financial reporting policies as suggested by management, the shareholders' auditor, or the internal audit department; and
•	establishing regular systems of reporting to the Committee by each of management, the shareholders' auditor and the internal audit department regarding any significant judgments made in management's preparation of the financial statements and any significant difficulties encountered during the course of the review or audit, including any restrictions on the scope of work or access to required information.

•	reviewing tax and tax planning matters that are material to the financial statements.

The Audit Committee's Role in the Financial Reporting Process

The shareholders' auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank's annual financial statements and reviews of the Bank's quarterly financial information. Management of the Bank is responsible for the preparation, presentation and integrity of the Bank's financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The Audit Committee oversees the financial reporting process at the Bank and receives quarterly reporting regarding the process undertaken by management and the results of the review by the shareholders' auditor. It is not the duty of the Audit Committee to plan or conduct audits, or to determine that the Bank's financial statements are complete, accurate and in accordance with International Financial Reporting Standards.

Internal Controls

The Committee shall be responsible for overseeing the establishment of the internal control framework and monitoring its effectiveness including:

•	reviewing management's reports related to the establishment and maintenance of an adequate and effective internal control system and processes (including controls related to the prevention, identification and detection of fraud) that are designed to provide assurance in areas including reporting (financial, operational, risk), efficiency and effectiveness of operations and safeguarding assets, monitoring compliance with laws, regulations and guidance, and internal policies, including compliance with section 404 of the U.S. Sarbanes-Oxley Act and similar rules of the Canadian Securities Administrators;
•	meeting with management, the Chief Auditor and the shareholders' auditor to assess the adequacy and effectiveness of the Bank's internal controls, including controls related to the prevention, identification and detection of fraud;
•	overseeing that there are adequate governance structures and control processes for all financial instruments that are measured at fair value for financial reporting purposes;
•	receiving reports from the Risk Committee as considered necessary or desirable with respect to any issues relating to internal control procedures considered by that Committee in the course of undertaking its responsibilities; and
•	reviewing reporting by the Bank to its shareholders regarding internal control over financial reporting.

Internal Audit Division

The Committee shall oversee the internal audit division of the Bank, including reviewing and approving the mandates of the internal audit division and the Chief Auditor at least annually. The Committee shall satisfy itself that the internal audit division has adequate resources and independence to perform its responsibilities. In addition, the Committee shall:

•	review and approve the annual audit plan and any significant changes thereto;
•	review and approve the annual financial budget and review periodic updates;

•	confirm the appointment and dismissal of the Chief Auditor;
•	at least annually assess the effectiveness of the internal audit division;
•	review the results of the independent quality assurance review report on the internal audit division conducted on a five-year cycle;
•	annually convey its view of the performance of the Chief Auditor to the Chief Executive Officer as input into the compensation approval process;
•	review regular reports prepared by the Chief Auditor together with management's response and follow-up on outstanding issues, as necessary;
•	provide a forum for the Chief Auditor to raise any internal audit issues or issues with respect to the relationship and interaction between the internal audit division, management, the shareholders' auditor and/or regulators and;
•	review reports of deficiencies identified by supervisory authorities related to the internal audit function, including information to demonstrate progress of necessary correction action and remediation, by management, within an appropriate time frame.

Oversight of Shareholders' Auditor

The Committee shall review and evaluate the performance, qualifications and independence of the shareholders' auditor including the lead partners and annually make recommendations to the Board and shareholders regarding the nomination of the shareholders' auditor for appointment by the shareholders. The Committee shall be responsible for approving the auditor's remuneration. The Committee shall also make recommendations to the Board for approval regarding, if appropriate, termination of the shareholders' auditor. The shareholders' auditor shall be accountable to the Committee and the entire Board, as representatives of the shareholders, for its review of the financial statements and controls of the Bank. In addition, the Committee shall:

•	review and approve the annual audit plans and engagement letters of the shareholders' auditor;
•	review the shareholders' auditor's processes for assuring the quality of their audit services including any matters that may affect the audit firm's ability to serve as shareholders' auditor;
•	discuss those matters that are required to be communicated by the shareholders' auditor to the Committee in accordance with the standards established by the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board, as such matters are applicable to the Bank from time to time;
•	review with the shareholders' auditor any issues that may be brought forward by it, including any audit problems or difficulties, such as restrictions on its audit activities or access to requested information, and management's responses;
•	review with the shareholders' auditor concerns, if any, about the quality, not just acceptability, of the Bank's accounting principles as applied in its financial reporting; and
•	provide a forum for management and the internal and/or shareholders' auditor to raise issues regarding their relationship and interaction. To the extent disagreements regarding financial reporting are not resolved, be responsible for the resolution of such disagreements between management and the internal and/or shareholders' auditor.

Independence of Shareholders' Auditor

The Committee shall monitor and assess the independence of the shareholders' auditor through various mechanisms, including:

•	reviewing and approving (or recommending to the Board for approval) the audit engagement terms and fees and other legally permissible services to be performed by the shareholders' auditor for the Bank, with such approval to be given either specifically or pursuant to pre-approval procedures adopted by the Committee;
•	receiving from the shareholders' auditor, on a periodic basis, a formal written statement delineating all relationships between the shareholders' auditor and the Bank consistent with the rules of professional conduct of the Canadian provincial chartered accountants institutes or other regulatory bodies, as applicable;
•	reviewing and discussing with the Board, annually and otherwise as necessary, and the shareholders' auditor, any relationships or services between the shareholders' auditor and the Bank or any factors that may impact the objectivity and independence of the shareholders' auditor;
•	reviewing, approving and monitoring policies and procedures for the employment of past or present partners, or employees of the shareholders' auditor as required by applicable laws; and
•	reviewing, approving and monitoring other policies and procedures put in place to facilitate auditor independence, such as the rotation of members of the audit engagement team, as applicable.

Finance Department

The Committee shall oversee the Finance Department of the Bank, including:

•	reviewing and approving the mandate of the Finance Department and the mandate of the Chief Financial Officer at least annually;
•	reviewing and approving, at least annually, the Finance Department budget and resource plan, including receiving reports from management on resource adequacy;
•	annually assessing the effectiveness of the Finance Department;
•	review the results of a third-party independent review of Finance Department effectiveness conducted on a five-year cycle;
•	annually conveying its view of the performance of the Chief Financial Officer to the Chief Executive Officer as input into the compensation approval process;
•	confirming the appointment and dismissal of the Chief Financial Officer; and
•	providing a forum for the Chief Financial Officer to raise any financial reporting issues or issues with respect to the relationship and interaction among the Finance Department, management, the shareholders' auditor and/or regulators.

Conduct Review and Related Party Transactions

The Committee shall be responsible for conduct review and oversight of related party transactions (except the approval of Bank officer related party credit facilities which are reviewed by the Human Resources Committee and the approval of Bank director related party credit facilities which are reviewed by the Risk Committee, as required), including satisfying itself that procedures and practices are established by management as required by the Bank Act (Canada), Trust and Loans Companies Act (Canada), the Insurance Companies Act (Canada), and the International Financial Reporting Standards (specifically, IAS 24 - Related Party Disclosures), relating to conduct review and related party transactions and monitoring compliance with those procedures and their effectiveness from time to time.

Business Conduct and Ethical Behaviour

The Committee shall monitor compliance with policies in respect of ethical personal and business conduct, including the Bank's Disclosure of Information and Complaint Procedures; Anti-Bribery and Anti-Corruption Policy; and Code of Conduct and Ethics and the conflicts of interest procedures included therein, including approving, where appropriate, any waiver from the Bank's Code of Conduct and Ethics to be granted for the benefit of any director or executive officer of the Bank.

Compliance

The Committee shall oversee the establishment and maintenance of processes and policies that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies, including:

•	reviewing with management the Bank's compliance with applicable regulatory requirements and the legislative compliance management processes;
•	establishing procedures in accordance with regulatory requirements for the receipt, retention and treatment of complaints received by the Bank on accounting, internal accounting controls or auditing matters, and receiving reports on such complaints and submissions as required under the applicable policy;
•	reviewing an annual report from the Chief Risk Officer regarding examinations of the Bank conducted by OSFI, and following up with management on the status of recommendations and suggestions, as appropriate; and
•	reviewing professional pronouncements and changes to key regulatory requirements relating to accounting rules to the extent they apply to the financial reporting process of the Bank.

Compliance Department

The Committee shall oversee the Compliance Department of the Bank and the execution of its mandate, including reviewing and approving its annual plan and any significant changes to the annual plan and/or methodology. The Committee shall satisfy itself that the Compliance Department has adequate resources and independence to perform its responsibilities. In addition, the Committee shall:

•	annually review and approve the mandate of the Compliance Department and the mandate of the Chief Compliance Officer;
•	at least annually assess the effectiveness of the Compliance function;
•	review the results of a third-party independent review of Compliance Department effectiveness conducted on a five-year cycle;
•	confirm the appointment and dismissal of the Chief Compliance Officer;
•	annually convey its view of the performance of the Chief Compliance Officer to the Chief Executive Officer as input into the compensation approval process;
•	regularly review reports prepared by the Chief Compliance Officer for the Audit Committee and follow-up on any outstanding issues; and

•	provide a forum for the Chief Compliance Officer to raise any compliance issues or issues with respect to the relationship and interaction among the Compliance Department, management and/or regulators.

Anti-Money Laundering / Anti-Terrorist Financing

The Committee shall oversee and monitor the establishment, maintenance and ongoing effectiveness of the Anti-Money Laundering / Anti-Terrorist Financing ("AML/ATF") program that is designed to ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies, including:

•	reviewing with management the Bank's compliance with applicable regulatory requirements;
•	reviewing an annual report from the Global Anti-Money Laundering Officer regarding the assessment of the effectiveness of the AML Program, and following up with management on the status of recommendations and suggestions, as appropriate; and
•	reviewing an annual report from the Chief Auditor regarding the results of effectiveness testing of the AML Program, and following up with management on the status of recommendations and suggestions, as appropriate.

Global Anti-Money Laundering Department

The Committee shall oversee the Global Anti-Money Laundering Department of the Bank and the execution of its mandate, and shall satisfy itself that the Global AML Department has adequate resources and independence to perform its responsibilities. The oversight and monitoring will be provided in the following manner:

•	review and approve the Global AML Department's annual plan and any significant changes to the annual plan;
•	consider and approve the AML/ATF program, its design and any significant AML/ATF policies, including the TD Global Sanctions Policy;
•	at least annually assess the effectiveness of the AML/ATF function;
•	review the results of a third-party independent review of AML Department effectiveness conducted on a five-year cycle;
•	annually review and approve the mandate of the Global AML Department and the mandate of the Global Anti-Money Laundering Officer;
•	confirm the appointment and dismissal of the Global Anti-Money Laundering Officer;
•	annually convey its view of the performance of the Global Anti-Money Laundering Officer to the Chief Executive Officer as input into the compensation approval process;
•	regularly review reports prepared by the Global Anti-Money Laundering Officer for the Audit Committee on the design and operation of the AML/ATF program, the adequacy of resources (people, systems, budget), and any recommendations thereto, and follow-up on any outstanding issues; and
•	provide a forum for the Global Anti-Money Laundering Officer to raise any compliance issues or issues with respect to the relationship and interaction among the Global AML Department, management and/or regulators.

General

The Committee shall have the following additional general duties and responsibilities:

•	acting as the audit committee and conduct review committee for certain Canadian subsidiaries of the Bank that are federally-regulated financial institutions and insurance companies, including meeting on an annual basis with the chief actuaries of the subsidiaries of the Bank that are federally-regulated insurance companies;
•	establishing procedures in accordance with regulatory requirements for confidential, anonymous submissions of concerns regarding questionable accounting or auditing matters, and receiving reports on such complaints and submissions as required under the applicable policy;
•	reviewing with the Bank's general counsel any legal matter arising from litigation, asserted claims or regulatory noncompliance that could have a material impact on the Bank's financial condition;
•	performing such other functions and tasks as may be mandated by regulatory requirements applicable to audit committees and conduct review committees or delegated by the Board;
•	conducting an annual evaluation of the Committee to assess its contribution and effectiveness in fulfilling its mandate;
•	reviewing and assessing the adequacy of this Charter at least annually and submitting this Charter to the Corporate Governance Committee and the Board for approval upon amendment;
•	maintaining minutes or other records of meetings and activities of the Committee; and
•	reporting to the Board on material matters arising at Audit Committee meetings following each meeting of the Committee and reporting as required to the Risk Committee on issues of relevance to it.

Posted February 2013